Exhibit 99.5

Fiat Chrysler Automobiles N.V. (FCA or the Company)

Amended Remuneration Policy submitted for approval to the AGM of April 14, 2017

Remuneration Policy for Executive Directors

The Board of Directors determines the compensation for our executive directors with reference to the remuneration policy. The policy is approved by shareholders.

The objective of the remuneration policy is to provide a compensation structure that allows FCA to attract and retain the most highly qualified executive talent and by motivating them to achieve business and financial goals that create value for shareholders in a manner consistent with our core business and leadership values.

Features of the remuneration for executive directors

FCA’s compensation policy aims to provide total compensation that:

∎	Attracts, retains and motivates qualified executives;

∎	Is competitive against the comparable market;

∎	Reinforces our performance driven culture and meritocracy; and

∎	Is aligned to shareholders interests.

The remuneration structure for executive directors provides a fixed component as well as short and long-term variable performance based components. FCA believes that the remuneration structure promotes the interests of FCA in the short and the long-term and is designed to encourage the executive directors to act in the best interests of the Company and not in their own interests. In determining the level and structure of the compensation of the executive directors, the non-executive directors will take into account, among other things, the financial and operational results as well as other business objectives of FCA. The Company establishes target compensation levels using a market-based approach and periodically benchmarks its executive compensation program against peer companies and monitors compensation levels and trends in the market.

Fixed component

The primary objective of the base salary (the fixed part of the annual cash compensation) for executive directors is to attract and retain well qualified senior executives. The Company’s policy is to periodically benchmark comparable salaries paid to other executives with similar experience in its compensation peer group.

Variable components

Executive directors are also eligible to receive variable compensation subject to the achievement of pre-established financial and other designated performance targets. The variable components of executive directors’ remuneration, both the short and the long-term components, are linked to predetermined, assessable targets.

Short-Term Incentives

The primary objective of performance based short-term variable cash based incentives is to focus on the business priorities for the current or next year. The executive directors’ variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the non-executive directors each year.

In regards to the executive directors’ annual performance bonus determination, the Compensation Committee and the non-executive directors:

∎	approve the executive directors’ target and maximum allowable bonus,

∎	select the choice and weighting of metrics,

∎	set the stretch objectives,

∎	review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement, and

∎	approve the final bonus determination.

In addition, upon proposal of the Compensation Committee, the non-executive directors retain authority to grant periodic bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on the Company’s results, with the form of any such bonus (cash, common shares of the Company or options to purchase common shares) to be determined by the non-executive directors.

Long Term Incentives

The primary objective of the performance based long-term variable equity based incentives is to reward and retain qualified executive directors over the longer term while aligning their interests with those of shareholders.

FCA’s long-term variable incentives consists of a share-based incentive plan that links a portion of the variable component to the achievement of pre-established performance targets consistent with the Company’s strategic horizon. As typical with the objective of using equity based awards, these awards help align the executive directors’ interests with shareholder interests by delivering greater value to the executive director as shareholder value increases.

Other Benefits

Executive directors may also be entitled to usual and customary fringe benefits such as personal use of aircraft, company car and driver, personal/home security, medical insurance, accident insurance, tax preparation and financial counseling. The Compensation Committee may grant other benefits to the executive directors in particular circumstances.

Remuneration Policy for Non-Executive Directors

Remuneration of non-executive directors is approved by the Company’s shareholders and periodically reviewed by the Compensation Committee.

Remuneration of non-executive directors is fixed and not dependent on FCA’s financial results. Non-executive directors are not eligible for variable compensation and do not participate in any incentive plans.

The current annual remuneration for the non-executive directors is:

∎	$200,000 for each non-executive director

∎	An additional $10,000 for each member of the Audit Committee and $20,000 for the Audit Committee Chairman

∎	An additional $5,000 for each member of the Compensation Committee and the Governance Committee and $15,000 for the Compensation Committee Chairman and the Governance Committee Chairman

∎	An additional $25,000 for the lead independent director

∎

Subject to taxes related to imputed income, if any, each non-executive director is entitled to an automobile perquisite of one (1) assigned company-furnished vehicle, rotated semi-annually, and allowances on purchase or lease of Company vehicles.

The committee membership and committee chair fee payments will be made all in cash.

The retainer fee shall be payable in cash unless the Board of Directors upon recommendation of the Compensation Committee determines that the retainer fee shall be or at the option of the director may be converted, in whole or in part, into shares of the Company (based on the prevailing share price on the date the payment is made).

The Board of Directors may determine stock ownership guidelines applicable to non-executive directors including for any shares received pursuant to this paragraph.

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